SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ECHOSTAR CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Stock Options to Purchase Class A Common Stock, $0.001 par value

(Title of Class of Securities)

278768106

(CUSIP Number of Class of Securities)

Dean A. Manson
Chief Legal Officer and Secretary
EchoStar Corporation
9601 S. Meridian Boulevard
Englewood, Colorado 80112
(303) 723-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Scott D. Miller
Marc Treviño
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by EchoStar Corporation (”EchoStar” or, the “Company,” “our,” “us” and “we”) on March 4, 2024, as amended by Amendment No. 1 filed with the SEC on March 22, 2024 (the “Schedule TO”), relating to an offer by the Company to exchange eligible stock options to purchase shares of the Company’s Class A Common Stock, par value $0.001 per share (“Class A Shares”), for a number of newly issued stock options to purchase Class A Shares, on the terms and conditions set forth in the Offer to Exchange, dated March 4, 2024 (the “Offer to Exchange”), filed as Exhibit (a)(1)(i) to the Schedule TO.

This Amendment No. 2 is made to amend and supplement the Schedule TO and the Offer to Exchange. Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO and the Offer to Exchange remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO and the Offer to Exchange.

Amendments to the Offer to Exchange

The Offer to Exchange and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows:

Summary Term Sheet – Questions and Answers

Question 24 on page 13 of the Offer to Exchange is amended and restated as follows:

Q24.	I have a Rule 10b5-1 trading plan. How does my decision to participate in this Exchange Offer impact my 10b5-1 trading plan?

If you elect to exchange an Eligible Option covered by a Rule 10b5-1 trading plan, regardless of whether you subsequently withdraw such election, the Company will deem such Rule 10b5-1 trading plan to be cancelled as of the Expiration Time. You may enter into a new Rule 10b5-1 trading plan in accordance with Company policy, which requires, among other things, that Rule 10b5-1 trading plans follow the Company’s form of trading plan, are in compliance with Rule 10b5-1 of the Exchange Act, including the applicable cooling off period, are approved by the Company’s legal department and entered into during an open trading window. The open trading windows for 2024 are scheduled in accordance with, and subject to, the Company’s Insider Trading Policy. Please remember that the open trading window dates are approximate and there is no guarantee that an open trading window will exist during these dates. The open trading window dates do not affect the timing of any election to exchange your Eligible Options in accordance with and subject to the terms of this Exchange Offer. You may elect to exchange your Eligible Options at any time before the Expiration Time, subject to the terms and conditions herein, regardless of whether or not there is an open trading window at the time of such election. For further details about the open trading windows and the rules and guidelines concerning Rule 10b5-1 trading plans, please contact the Company’s legal department or the Company’s stock plan administrator.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2024	By:	/s/ Paul W. Orban
Paul W. Orban
EVP, Chief Financial Officer, DISH and Principal Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Exchange Eligible Options, dated March 4, 2024

(a)(1)(ii)*	E-mail dated March 4, 2024, Announcing the Commencement of the Exchange Offer

(a)(1)(iii)*	E-mail dated March 4, 2024, Providing the Link to the Exchange Offer Election Form on the Option Exchange Portal

(a)(1)(iv)*	Exchange Offer Election Form

(a)(1)(v)*	Form of Election Confirmation E-mail to Eligible Employees Who Properly Submit an Exchange Offer Election Form

(a)(1)(vi)*	Form of Reminder E-mail to Eligible Employees Regarding the Exchange Offer

(a)(1)(vii)*	Form of E-mail Rejecting Election Submitted After Expiration Time

(a)(1)(viii)*	Form of E-mail Regarding Exchange Offer Reminder (or Exchange Offer, Election Form Acceptance)

(a)(1)(ix)*	Annual Report of EchoStar Corporation for the fiscal year ended December 31, 2023 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on February 29, 2024, Commission File No. 001-33807)

(a)(1)(x)*	Form of Stock Option Agreement for New Options Issued in Exchange for Vested Eligible Options and Unvested Time-Based Eligible Options

(a)(1)(xi)*	Form of Stock Option Agreement for New Options Issued in Exchange for 2022 Incentive Plan Options

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(d)(1)*	EchoStar Corporation 2017 Stock Incentive Plan (incorporated by reference to the Definitive Proxy Statement on Schedule 14A of EchoStar Corporation filed with the Securities and Exchange Commission on March 23, 2017, Commission File No. 001-33807)

(d)(2)*	Amended and Restated EchoStar Corporation 2008 Stock Incentive Plan (incorporated by reference to the Definitive Proxy Statement on Schedule 14A of EchoStar Corporation filed with the Securities and Exchange Commission on March 19, 2019, Commission File No. 000-26176)

(d)(3)*	EchoStar Corporation Form of Stock Option Agreement for Eligible Options (see Exhibit (a)(1)(x))

(d)(4)*	DISH Network Corporation 2019 Stock Incentive Plan (incorporated by reference to the Definitive Proxy Statement on Schedule 14A of DISH Network Corporation filed on March 19, 2019, Commission File No. 000-26176)

(d)(5)*	DISH Network Corporation 2009 Stock Incentive Plan (incorporated by reference to the Definitive Proxy Statement on Schedule 14A of DISH Network Corporation filed on March 31, 2009, Commission File No. 000-26176)

(d)(6)*	DISH Network Corporation Form of Stock Option Agreement for Eligible Time-Based Options (see Exhibit (a)(1)(x))

(d)(7)*	DISH Network Corporation Form of Stock Option Agreement for Eligible 2019 LTIP Options (see Exhibit (a)(1)(x))

(d)(8)*	DISH Network Corporation Form of Stock Option Agreement for Eligible DISH 2022 Incentive Plan Options (see Exhibit (a)(1)(xi))

(g)	Not applicable

(h)	Not applicable

107*	Filing Fee Table

* Previously filed with the Tender Offer Statement on Schedule TO on March 4, 2024